Exhibit 99.1

CANADA GOOSE ANNOUNCES ELECTION OF DIRECTORS AND REAPPOINTMENT OF DELOITTE LLP AS AUDITOR

Toronto, ON (August 16, 2019) – Canada Goose Holdings Inc. (“Canada Goose” or the “Company”) (NYSE/TSX: GOOS) held its annual meeting of shareholders on August 15, 2019. All the nominees for election as directors listed in the Company’s management information circular dated July 2, 2019 were elected by a majority of the votes cast by shareholders virtually present or represented by proxy at the meeting. The voting results for each nominee are as follows:

Nominee	Votes For	%	Votes Withheld	%
Dani Reiss	534,974,778	97.27%	15,027,779	2.73%
Ryan Cotton	534,611,472	97.20%	15,391,165	2.80%
Joshua Bekenstein	522,704,874	95.04%	27,297,764	4.96%
Stephen Gunn	547,814,978	99.60%	2,187,659	0.40%
Jean-Marc Huët	547,807,768	99.60%	2,194,869	0.40%
John Davison	544,091,920	98.93%	5,910,717	1.07%
Maureen Chiquet	549,678,671	99.94%	323,966	0.06%
Jodi Butts	546,617,998	99.38%	3,384,639	0.62%

Furthermore, Deloitte LLP was reappointed as the Company’s auditor for the ensuing year. The voting results with respect to the reappointment of Deloitte LLP as the Company’s auditor are as follows:

Votes For	%	Votes Withheld	%
555,224,472	99.90%	574,615	0.10%

About Canada Goose

Founded in a small warehouse in Toronto, Canada in 1957, Canada Goose has grown into one of the world’s leading makers of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic and inspired by relentless innovation and uncompromised craftsmanship. From the coldest places on Earth to global fashion capitals, people are proud to wear Canada Goose products. Employing more than 4,000 people worldwide, Canada Goose is a recognized leader for its Made in Canada commitment, and is a long-time partner of Polar Bears International. Visit canadagoose.com for more information.

For more information, please contact:

Investors:

IR@canadagoose.com

Media:

media@canadagoose.com